Registration No. 33-58607

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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ----------------

                            AMENDMENT NO. 2 TO

                                 FORM S-3

                       REGISTRATION STATEMENT UNDER
                        THE SECURITIES ACT OF 1933

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                     PEOPLES TELEPHONE COMPANY, INC.
         (Exact name of registrant as specified in its charter)

             NEW YORK                                13-2626435
(State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

2300 N.W. 89th Place, Miami, Florida                    33172
(Address of principal executive offices)             (Zip Code)


Robert D. Rubin                             copy to:
President                             Ira N. Rosner, P.A.
Peoples Telephone Company, Inc.       Steel Hector & Davis
2300 N.W. 89th Place                  200 South Biscayne Boulevard
Miami, Florida 33172                  Suite 4000
(305) 593-9667                        Miami, Florida 33131-2398
(Name, address, including ZIP Code,   (305) 577-2919
and telephone number, including
area code, of agent for service)




     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, please check the following box.   [X]

                             ----------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED JULY 28, 1995


PROSPECTUS

                                1,585,076 SHARES

                        PEOPLES TELEPHONE COMPANY, INC.

                                 COMMON STOCK

     All of the 1,585,076 shares of common stock, par value $.01 per share (the "Common Stock") of Peoples Telephone Company, Inc. (the "Company") offered hereby are being sold by certain shareholders of the Company (collectively, the "Selling Shareholders"). The Company will receive none of the proceeds from the sale of shares offered hereby. See "Selling Shareholders." The Common Stock is included in the National Market System of the National Association of Securities Dealers, Inc., under the symbol PTEL.

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           SEE "RISK FACTORS" (PAGE 4) FOR A DISCUSSION OF CERTAIN
         FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


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   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.



  It is anticipated that the Selling Shareholders may sell the shares of Common Stock offered hereby from time to time in open market transactions or privately negotiated sales that may be based primarily on market prices. On July 24, 1995, the last reported sale price of the Common Stock in the NASDAQ National Market System was $4.25 per share. The Selling Shareholders may engage the services of brokers or other agents to arrange for the sale of the shares offered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." Although the Company will receive none of the proceeds from the sale of shares offered hereby, the Company is contractually obligated to bear the expenses of this Offering, estimated at $50,000.

                 THE DATE OF THIS PROSPECTUS IS JULY __, 1995.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange
Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at 500 West Madison Street, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such information can also be obtained in person from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, filed by the Company with the Commission. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


  The following Company documents filed with the Commission are incorporated by reference in this Prospectus:

  (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by the Form 10-K/A No. 1, Form 10-K/A No. 2 and Form 10-K/A No. 3 relating thereto.

  (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended by the Form 10-Q/A No. 1 and Form 10-Q/A No. 2 relating thereto.

  (3) The Company's Current Report on Form 8-K dated February 15, 1995, as amended by the Form 8-K/A No. 1 and Form 8-K/A No. 2 relating thereto.

  (4) The Company's Form 10-Q/A No. 1 and Form 10-Q/A No. 2 relating to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

  (5) The Company's Form 10-Q/A No. 1 and Form 10-Q/A No. 2 relating to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

  (6)  The Company's Current Report on Form 8-K dated May 10, 1995.

  (7)  The Company's Current Report on Form 8-K dated June 19, 1995.

  (8)  The Company's Current Report on Form 8-K dated July 19, 1995.

  (9) The Company's Form 8-K/A No. 2 relating to the Company's Current Report on Form 8-K dated June 23, 1994.

  (10) Proxy Statement dated July 25, 1995 for the Annual Meeting of Shareholders to be held on August 25, 1995.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock covered by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein, in a Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The description of the Common Stock contained in the Company's Registration Statement on Form 10 dated January 20, 1988 (Commission File No. 0-16479), as filed with the Commission under the Exchange Act, including any amendments or reports filed after the date of this Prospectus for the purpose of updating such description, is hereby incorporated by reference into this Prospectus and shall be deemed a part hereof.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. Written or oral requests should be directed to Bonnie S. Biumi at the principal executive office of the Company at 2300 N.W. 89th Place, Miami, Florida 33172; telephone number (305) 593-9667.

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

                                 RISK FACTORS


  Each prospective purchaser of the shares of Common Stock offered hereby should carefully examine all information contained in this Prospectus and should give particular consideration to the following factors before deciding to purchase such shares.


  LEVERAGED POSITION OF THE COMPANY; PLEDGED ASSETS; ABILITY TO SATISFY DEBT SERVICE; RESTRICTIONS IMPOSED BY LENDERS

  During July, 1995, the Company completed a refinancing of its bank and other acquisition related debt (approximately $103.7 million in the aggregate) by repaying such debt with the proceeds of the sale of $100.0 million aggregate principal amount of the Company's 12-1/4% Senior Notes due 2002 (the "Senior Notes") and the sale of 150,000 shares of the Company's Series C Cumulative Convertible Preferred Stock (the "Preferred Stock") for $15.0 million. Simultaneously with the sale of the Senior Notes and the Preferred Stock, the Company also entered into a Fourth Amended and Restated Loan and Security Agreement, dated as of July 19, 1995 (the "New Credit Agreement"), with Creditanstalt-Bankverein ("Creditanstalt"), which replaced the Company's prior credit agreements with Creditanstalt and certain other lenders (collectively, the "Prior Credit Agreement").

  During 1994, the Company's total interest expense amounted to $7.9 million. The majority of such expense was attributable to interest payable in connection with borrowings made under the Company's Prior Credit Agreement. A significant portion of the Company's cash flow will be expended in connection with the payment of interest expense under the Senior Notes and dividends on the Preferred Stock.

  On a pro forma basis, after giving effect to the Refinancing, the Company would have had, as of March 31, 1995, total long-term debt of approximately $103.5 million and the ability to borrow, under the borrowing base formula of the New Credit Agreement, approximately an additional $40.0 million. In addition, on a pro forma basis, after giving effect to the Refinancing, the Company's earnings would have been insufficient to cover fixed charges by approximately $15.0 million and $1.2 million for the year ended December 31, 1994 and the quarter ended March 31, 1995, respectively. Although the indenture pursuant to which the Senior Notes were issued (the "Indenture"), will limit the incurrence of additional indebtedness in the future, the Company may be permitted to incur substantial additional indebtedness, which may bear interest at variable rates and contain significant restrictions on the Company's activities. Such indebtedness may be incurred in the ordinary course of business or otherwise, including in connection with acquisitions.

  The degree to which the Company is leveraged could have important consequences to the holders of shares of Common Stock, including, among other things, the following: (i) the impairment of the Company's ability to obtain financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; (ii) the dedication of a substantial portion of the Company's cash flow from operations for the payment of principal and interest on its indebtedness and dividends on the Preferred Stock; (iii) the vulnerability of the Company to economic downturns and competitive pressures due to its high degree of leverage; and (iv) difficulties in satisfying its obligations in respect of indebtedness.

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

  Substantially all of the Company's assets are pledged as collateral to secure the Company's borrowings under the New Credit Agreement, which pledge limits the Company's ability to secure additional financing in the future.

  During 1994 and 1995, the Company was not in compliance from time to time with various financial covenants contained in the Prior Credit Agreement and defaulted in the payment of certain acquisition related indebtedness. Such non-compliances and defaults required the Company to seek waivers and negotiate amendments to its Prior Credit Agreement. Such debt has been repaid in full with the proceeds of the Refinancing and the New Credit Agreement has been entered into. While the Company believes that the Refinancing has addressed the liquidity issues which faced the Company, there can be no assurance that the Company will not default under its indebtedness in the future or have future liquidity problems and that holders of shares of Common Stock will not be materially adversely affected thereby.

  The Company's New Credit Agreement contains significant financial and operating covenants, including, among other things, requirements that the Company maintain minimum net worth and cash flow levels, maintain certain financial ratios, prohibitions on the ability of the Company to incur certain additional indebtedness and restrictions on its ability to make capital expenditures, to incur or suffer to exist certain liens, to pay dividends or take certain other corporate actions. Amounts will only be available under the New Credit Agreement if such financial maintenance and other covenants are satisfied and the borrowing base calculation (which is based upon the amount of eligible accounts receivable and eligible installed public pay telephones) are satisfied. There can be no assurance that the Company will be able to comply with such covenants or that such covenants will not adversely affect the Company's ability to conduct its operations, finance its capital needs or successfully pursue its business strategies. The Company has in the past failed to comply with its covenants under its Prior Credit Agreement and other indebtedness and there can be no assurance that it will not do so in the future. Any such non-compliance may have a material adverse effect on holders of Common Stock.

  The Indenture governing the Senior Notes contains certain covenants, including, but not limited to, covenants with respect to the following matters: limitations on additional indebtedness, limitations on restricted payments, including the payment of dividends on the Common Stock, limitations on the incurrence of liens, limitations on transactions with affiliates, the application of the proceeds of certain asset sales, restrictions on the issuance of preferred stock of certain subsidiaries, limitations on the creation of restrictions on the ability of certain subsidiaries to make certain distributions and payments to the Company and other subsidiaries, and limitations on the merger, consolidation or transfer of all or substantially all of the assets of the Company and certain subsidiaries with or to another person. Holders of Senior Notes will also have the right to require the Company to repurchase Senior Notes in the event of certain changes in control. The Senior Notes are senior unsecured obligations of the Company and rank pari passu with other Senior indebtedness of the Company.

  Although the Company believes that the terms of the New Credit Agreement and the Indenture provide it with adequate liquidity and flexibility to comply with the financial and other covenants contained therein and to pursue its business strategies, there can be no assurance that the Company will comply with such covenants or not be materially restricted by the terms of the New Credit Agreement and the Indenture. In addition, changes in economic or business conditions or other factors beyond the Company's control may adversely affect the Company's ability to comply with such covenants or pursue its business strategies. A failure to satisfy any financial or other covenant in the New Credit Agreement or the Indenture could permit the lenders under the New Credit Agreement or holders of Senior Notes to accelerate such indebtedness, which would materially adversely affect holders of Common Stock. Substantially all of the assets of the Company are pledged to secure the Company's obligations under the New Credit Agreement.

  RECENT LOSSES

  The Company incurred a loss from continuing operations in 1994 and the first quarter of 1995 of approximately $7.6 million and $0.4 million, respectively, including losses from the Company's prepaid calling card business and international telephone center operations of approximately $5.5 million in 1994. In addition, the Company had a loss from discontinued operations in 1994 of approximately $10.8 million. Losses from continuing operations were primarily the result of increased operating expenses attributable to the Company's vertical integration strategy, the integration of an acquisition of a significant number of public pay telephones in the latter half of 1993 and approximately $2.7 million of 1994 charges to net income after taxes taken during 1994, which management believes are one-time charges. These charges included, among other things, amounts reserved for settling disputes with service providers, severance charges, lease termination charges and costs incurred in connection with an abandoned merger transaction. There can be no assurance as to the future profitability of the Company's continuing or discontinued operations or as to the Company's ability to dispose of the discontinued operations on favorable terms or on the terms contemplated by the Company's consolidated financial statements.

  RISKS ASSOCIATED WITH BUSINESS STRATEGIES AND DISCONTINUED OPERATIONS

  In recent years, the Company attempted to vertically integrate its public pay telephone business and has entered into a variety of complementary niche telecommunications businesses, including its inmate telephone and cellular telephone rental operations (collectively, the "Discontinued Operations") and prepaid calling card and international telephone centers. The capital requirements and management attention required by these businesses diverted the Company from its core public pay telephone business. Accordingly, in December 1994, the Company decided to focus on its core public pay telephone business and divest itself of the prepaid calling card and international telephone center operations and the Discontinued Operations. The Company's business strategies for growing its public pay telephone business include growth through acquisitions and new installations. In general, the Company has been able to integrate acquired public pay telephones without significant costs or management issues; however, in 1994, it experienced difficulties in integrating one of its large acquisitions, which were exacerbated by management's focus on the prepaid calling card and international telephone center operations and the Discontinued Operations. While the Company has refocused on its core public pay telephone business and effected a work force reduction during 1994 (collectively the "1994 Operational Restructuring"), and made efforts to improve the quality of its management infrastructure and systems, there can be no assurance that the 1994 Operational Restructuring will be a successful strategy or that the Company will be able to expand its core public pay telephone business either through acquisitions or through internal growth, successfully integrate acquired public pay telephones, hire qualified new employees to meet the requirements of its business or obtain the capital necessary to permit it to pursue its business strategies.

  In connection with the sale of the Preferred Stock, the Company has agreed to certain affirmative and negative covenants with respect to the conduct of its business, among other matters. In particular, absent approval of 75% of the members of the Board of Directors of the Company (which would effectively require the approval of a director elected by the holders of such Preferred Stock), the Company will be restricted from entering into a number of transactions outside the ordinary course of business (including acquisitions and dispositions of assets other than the sale of the Discontinued Operations or the international telephone center operations, involving aggregate consideration of more than $5.0 million). The foregoing restriction may prevent the Company from entering into certain acquisitions in furtherance of its business strategy.

  In order to focus on the Company's core public pay telephone business, it will be necessary to complete the divestiture of the Discontinued Operations and the international telephone center operations. The Company's cellular telephone rental operations are not currently profitable and its inmate telephone business is subject to increasing competitive pressures and the risks attendant to having a significant number of its contracts subject to renewal in the next 24 months. There can be no assurance as to whether the Company will be successful in renewing existing inmate telephone contracts or that the inmate telephone business will not be adversely affected by the Company's announcement of its decision to divest the inmate telephone business. As a result, there can be no assurance as to the Company's future profitability or as to the Company's ability to dispose of the Discontinued Operations or the international telephone center operations on favorable terms or on the terms contemplated by the Company's consolidated financial statements. If the Company disposes of any of the Discontinued Operations for consideration that is less than the book value of such operation, the Company will have to take a charge against net income for any such difference.

  The process of identifying attractive public pay telephone acquisition opportunities and expanding through internal growth may be subject to unforeseen difficulties. Moreover, there can be no assurance that the Company will continue to be able to identify and acquire businesses on a basis which permits it to satisfy its projected rates of return and other criteria for acquisitions. Nor can there be any assurance that the Company will be able to locate favorable new sites for internal growth, hire qualified new employees to meet the requirements of its expanding business, obtain the capital necessary to permit it to pursue its business strategies or continue to access developing technologies at satisfactory costs to provide those service enhancements demanded by consumers and customers in its existing and future businesses. Consequently, there can be no assurance that the Company's business strategy will prove to be successful, that the Company will be able to sell certain of its operations or that expansion of the Company's business will not have a material adverse impact on the Company.

  GOING CONCERN OPINION; RESTATEMENT OF FINANCIAL STATEMENTS; AUDIT COMMITTEE REPORT

  The report of the Company's independent accountants on the Company's consolidated financial statements incorporated by reference in this Prospectus contains an explanatory paragraph relating to the Company's ability to continue as a going concern, as described in Note 18 to the Company's consolidated financial statements incorporated by reference herein. Management believes that, as a result of the Refinancing and the use of proceeds to repay outstanding indebtedness, the bases for the explanatory paragraph relating to the Company's ability to continue as a going concern no longer exist. However, no assurance has been or can be given by the Company or by its independent accountants that such explanatory paragraph will be removed from the independent accountant's report.

  In May 1995, the Company discovered that its interest in Global Link Teleco Corporation ("Global Link") was 28.8% instead of the intended 19.99%. To correct this error, the Company reduced its share ownership to the 19.99% level. This caused the Company and its independent accountants to reevaluate the accounting for its interest in Global Link (formerly known as Phone Zone Teleco Corporation). Such review resulted in a determination that the equity method of accounting for its Global Link investment was appropriate. Consequently, the Company has restated its consolidated financial statements for fiscal 1994 and the first quarter of 1995 to reflect the revision in accounting treatment for the Global Link investment.

  The Company has also restated its financial statements for the quarters ended March 31 and June 30, 1994, as set forth in Form 10-Q's for such periods, to reflect the timing of approximately $2.7 million in adjustments. These adjustments, which include additional reserves for changes in estimates of uncollectible receivables and vendor claims and the write-off of certain acquisition costs, were originally recorded during the quarter ended June 30, 1994 and have now been reflected in the quarter ended March 31, 1994 to more accurately reflect the timing of such adjustments. The restated quarterly financial statements also reflect the $2.0 million gain on the March 31, 1994 sale of the Company's two telecommunications centers in New York to Phone Zone Teleco Corporation in the second quarter of 1994 (when initial payment for the centers was received) rather than the first quarter (when Phone Zone Teleco Corporation took control of the centers on the basis of an agreement in principle). These changes had no impact on net income or cash flow for the year ended December 31, 1994.

  In connection with their 1993 and 1994 audits of the Company, Price Waterhouse LLP ("Price Waterhouse") issued letters to the Company's Audit Committee indicating a number of reportable conditions in the Company's system of internal accounting procedures, one of which constituted a material weakness relating to the proper cut-off of quarterly financial information. Management believes that it adequately addressed this material weakness prior to the end of fiscal 1994. There were no disagreements as of the date of Price Waterhouse's audit report incorporated by reference in this Prospectus with Price Waterhouse on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Price Waterhouse's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The report contains explanatory paragraphs relating to the Company's ability to continue as a going concern and for certain litigation matters as described therein.

  COMPETITION


  The Company's businesses are, and can be expected to remain, highly competitive. The markets in which the Company operates are fragmented, but include certain large, well-capitalized providers of telecommunications services with substantially greater resources than the Company. The Company's principal competition in its public pay telephone business comes from local exchange carriers ("LECs") operated by the regional Bell operating companies (the companies that were formed as a result of the divestiture of American Telephone & Telegraph Company ("AT&T")), GTE Corporation ("GTE"), a number of independent providers of public pay telephones services, major operator service providers and interexchange carriers. A LEC is the exclusive line service provider in a given geographical region. For example, Southern Bell and Pacific Bell are LECs owned by regional Bell operating companies. The Company's competition in its inmate telephone business is from LECs, interexchange carriers and independent providers of pay telephone systems. In the cellular rental business, the Company competes with GTE and other providers that contract cellular rental services through hotels and automobile rental agencies. The Company also competes with many other non-LEC telecommunication companies which offer products and services similar to those of the Company. Increased competition from these sources is causing the Company to pay higher commissions on revenues generated by the public pay telephones to those persons who own or lease the location on which the public pay telephones are located. Such higher commissions could have a material adverse effect on the Company by increasing its expenses without a corresponding increase in revenue and by preventing the Company from obtaining or maintaining desirable locations for its public pay telephones.

  The Company's public pay telephone business is also materially affected by competition in other segments of the telecommunications industry and related regulatory issues. For example, since 1992, AT&T and MCI Communications, Inc. ("MCI") have aggressively promoted the use of access codes to encourage callers to "dial around" the selected operator service provider at public pay telephones. Dial around calls are attractive to the caller because the caller pays the long distance rates of the operator service provider selected by the caller as opposed to the often inflated per minute rates and surcharges imposed by many operator service providers selected at public pay telephones. Prior to January 1, 1995, the Company only received a fixed amount per telephone as compensation for all interstate and, in some cases, intrastate dial around calls placed at its public pay telephones regardless of how many dial around calls were actually placed at such telephones. Effective January 1, 1995, the Company will receive from AT&T a fixed amount per telephone call for each interstate and interLATA intrastate AT&T dial around call placed at its public pay telephones while it continues to receive the fixed amount per telephone from other carriers. The amount for which the Company is compensated for dial around calls is substantially below the amount it is compensated for 0+ calls made at its public pay telephone through its selected operator service providers. The Company has seen a steady decline in the number of 0+ calls completed at its public pay telephones which has adversely affected the Company's non-coin revenues.

  In order to address the impact of dial around calls, as well as pursue new business opportunities, the Company entered into an agreement with AT&T which provides for the Company to receive competitive commission payments for all 0+ and AT&T dial around calls. There can be no assurance that such agreement will be a financially beneficial means of addressing dial around issues given the dynamic nature of the domestic telecommunications industry and the evolving regulatory framework, or, if successful, it can be renewed. In addition, there can be no assurance that there are not or will not be other competitive trends in other segments of the telecommunications industry that may materially adversely affect the Company.


  REGULATORY FACTORS


  Most aspects of the Company's business are subject to regulation by the Federal Communications Commission, the agency that administers the interstate common carriage of telecommunications (the "FCC"), and by the state utility commissions, or both. Changes in existing laws and regulations, as well as new laws and regulations, applicable to the activities of the Company or other telecommunications businesses, may materially adversely impact the operations, revenues and expenses of the Company (including the extent of competition, the charges of providers of interexchange and operator services and the implementation of new technologies).

  State regulatory commissions are primarily responsible for regulating the rates, terms and conditions for intrastate public pay telephones and inmate telephone services. Neither state nor federal regulation focuses on the competitive aspects of the business environment on which the Company operates. The Company is also subject to state regulation of operator services and, to a limited extent, cellular resale services. Such regulations may include notice and identification requirements, maximum price limitations, interconnection rates, reporting requirements and prohibitions on handling certain local and long-distance calls. Public pay telephones in the United States are owned and operated by LECs or by independent operators such as the Company. However, alternative competitive providers of local and intrastate services are beginning to emerge. There are four states in which it is illegal to provide certain intrastate services using non-LEC pay telephones: Alaska, Connecticut, Hawaii and Oklahoma. Connecticut, however, has proceedings underway to implement public pay telephone competition within that state.

  The Company's operations are significantly influenced by the regulation of public pay telephone, inmate telephone, long-distance reseller services and other telecommunication services. Authority for regulation of these services is concurrently vested in the FCC, and the various state public service commissions. Regulatory jurisdiction is determined by the interstate or intrastate character of the subject service and the degree of regulatory oversight exercised varies among jurisdictions. While most matters affecting the Company's operations fall within the administrative purview of these regulatory agencies, state and federal legislatures and the federal district court administering the divestiture consent decree for AT&T are also involved in establishing certain rules and requirements governing aspects of these services. Changes in existing laws and regulations, as well as new laws and regulations, applicable to the activities of the Company or other telecommunications businesses, may materially adversely impact the operations, revenues and expenses of the Company (including the extent of competition, the charges of providers of interexchange and operator services and the implementation of new technologies).

  On April 9, 1992, the FCC proposed a new access plan for operator assisted interstate calls dialed on 0+ basis. Currently, 0+ calls are sent directly by the LEC to the operator service provider selected by the host location. Under the proposed access plan, known as "Billed Party Preference," 0+ calls would be sent instead to the operator service provider chosen by the party paying for the call. Billed Party Preference allows a telephone user to bill a call to the user's pre-established carrier at the user's home or office, thereby bypassing the opportunity for the pre-subscribed carrier of the public pay telephone provider to handle and receive revenues from the call. The FCC has tentatively concluded that a nationwide Billed Party Preference system for interstate assisted calls is in the public interest. Under a Billed Party Preference system, the billed party could by-pass the Company entirely, allowing 0+ calls to be made on the Company's telephones without the payment of any compensation to the Company. If the Company does not receive revenue for 0+ calls, the Company will be unable to pay commissions for such calls to owners of locations at which public pay telephones are installed, correctional facilities at which inmate telephones are located, and potentially, car rental companies at which cellular telephones are rented. The FCC has requested and received public comment on the question of compensation to pay telephone companies under Billed Party Preference. The proposal remains under consideration at present and the outcome is uncertain. If implemented, Billed Party Preference could have a significant adverse impact on the Company.


  TECHNOLOGICAL CHANGE AND NEW SERVICES


  The telecommunications industry has been characterized by rapid technological advancements, frequent new service introductions and evolving industry standards. In the future, the Company's business could be impacted by the introduction of new technology, such as improved wireless communications, cellular telephone service and other personal communications systems. The Company believes that its future success will depend on its ability to anticipate and respond to changes and new technology. There can be no assurance that the Company will not be materially adversely affected by the introduction and acceptance of new technology.


  SERVICE INTERRUPTIONS; EQUIPMENT FAILURES

  The Company's long-distance operations require that its switching equipment and the equipment of its long-distance service providers be operational 24 hours per day, 365 days per year. As is case with other telecommunications companies, the Company's long-distance operations may experience temporary service interruptions or equipment failures, which may result from causes beyond the Company's control. Any such event could have a material adverse effect on the Company.


  VOTING POWER OF THE PREFERRED STOCK; RESTRICTIONS IMPOSED BY PREFERRED STOCK

  The Preferred Stock is immediately convertible, at the option of the holders, into approximately 2,857,143 shares of Common Stock (or approximately 15.1% of the outstanding Common Stock as of June 30, 1995 determined in accordance with Rule 13d-3 under the Exchange Act), at a conversion price of $5.25 per share, subject to reduction pursuant to antidilution adjustments in connection with, among other things, certain issuances of shares of, or rights to acquire, Common Stock at less than the conversion price of the Preferred Stock.

  The holders of the Preferred Stock are entitled to elect two members of the six member Board of Directors of the Company. The Preferred Stock is also entitled to vote on all other matters submitted to the stockholders for a vote together with the holders of the Common Stock voting as a single class with each share of Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion. Accordingly, the holders of the Preferred Stock may have a significant effect on the outcome of any matter on which the holders of the Common Stock are entitled to vote.

  For so long as 25% of the shares of Preferred Stock or the Common Stock into which such Preferred Stock is convertible remain outstanding and have not been sold publicly, the Company has agreed to observe certain negative covenants, including but not limited to covenants with respect to the following matters:

  (a) amendment of the Company Certificate of Incorporation or bylaws, issuances of Common Stock, effectuation of a fundamental change, including the sale or transfer of more than 40% of the consolidated assets of the Company and its subsidiaries and certain mergers and consolidations and (b) without the approval of 75% of the members of the Board of Directors (which would require the vote of at least one member of the Board of Directors elected by the Preferred Stock), engaging in certain transactions with stockholders, directors, officers, employees or defined affiliates, issuing debt securities with equity features or capital stock or other equity securities senior to or on a parity with the Preferred Stock, merging or consolidating or, except for certain permitted acquisitions or dispositions, allowing a subsidiary to merge or consolidate, selling, leasing or otherwise disposing of assets of the Company or its subsidiaries involving consideration greater than $5.0 million, liquidating, dissolving or effecting a recapitalization or reorganization, acquiring an interest in or assets of any other company involving aggregate consideration greater than $5.0 million, owning, managing or operating any business other than the domestic pay telephone business, or hiring, electing or replacing the Company's Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer or change the terms of employment or compensation thereof. Notwithstanding the foregoing, the Company may sell certain discontinued operations and borrow under the New Credit Agreement.


  DIVIDEND POLICY


  The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company's credit facility restricts the payment of cash dividends to its shareholders. No dividends may be paid which would otherwise cause the Company to breach its obligations under the credit facility or while the Company is in default of its obligation under the credit facility. Furthermore, so long as any shares of the Preferred Stock remain outstanding, without the prior consent of the holders of a majority of the then outstanding shares of Preferred Stock, the Company is prohibited from paying or declaring any dividend or making any distribution on any other capital stock of the Company (other than dividends payable solely in the securities in respect of which such dividends are paid).


  RELIANCE ON KEY PERSONNEL


  The Company is heavily dependent on the efforts of certain of its officers and other management personnel, including: Jeffrey Hanft, the Company's Chairman of the Board and Chief Executive Officer; Robert D. Rubin, the Company's President; Richard F. Militello, the Company's Chief Operating

Officer; Bonnie S. Biumi, the Company's Chief Financial Officer; Bruce W. Renard, the Company's Vice President of Regulatory Affairs and its General Counsel; and Lawrence T. Ellman, President of the Company's Payphone Division. The loss of the services of one or more of these individuals could have a material adverse effect on the Company. In addition, the failure of the Company to attract and retain additional management to support its business strategy could also have a material adverse effect on the Company. The Company does not maintain key man insurance on the named individuals.

                              SELLING SHAREHOLDERS


  All of the shares of Common Stock of the Company offered hereby are being sold by the Selling Shareholders named below. The Company will receive none of the proceeds from the sale of shares offered hereby. Some of the shares of Common Stock are subject to indemnification obligations owed by such Selling Shareholders to the Company and may be transferred by such Selling Shareholders to the Company. To the best of the Company's knowledge, the following table sets forth certain information with respect to the Selling Shareholders as of March 31, 1995:

                                                                   No. of
                                   Shares Beneficially Owned       Shares       Shares Beneficially Owned
                                     Before this Offering        to be Sold        After this Offering
                                   -------------------------     ----------     -------------------------
  Name of Selling Shareholder       Number    Percentage(1)                      Number     Percentage(1)
- ---------------------------------------------------------------------------------------------------------
George E. Livingston(2)               70,577        *                70,577         0             *

John W. Madden, Jr.(2)                17,151        *                17,151         0             *

Willis M. McFarlane(2)                17,151        *                17,151         0             *

John Metcalfe(2)                       1,336        *                 1,336         0             *

Roger Smith(2)                         1,336        *                 1,336         0             *

Greg L. Livingston(2)                     91        *                    91         0             *

Ascom Communications, Inc.(3)        500,000      3.1%              500,000         0             *

Jacquith & Company(4)                150,000        *               150,000         0             *

Telecorp Funding, Inc.               126,324        *               126,324         0             *

Gilbert A. Mendelson(5)               62,068        *                62,068         0             *

David T. Magrish(5)                   62,068        *                62,068         0             *

Harvey Ostrow(5)                       8,863        *                 8,863         0             *

Luis Schwartz(5)                      17,727        *                17,727         0             *

Howard Siegel(5)                       9,843        *                 9,843         0             *

Creditanstalt Corporate Finance,
Inc.(6)                              540,541      3.3%              540,541         0             *

    TOTAL                          1,585,076                      1,585,076         0

_____________________
(1) Represents the percentage of the Company's issued and outstanding Common Stock owned by such person, based on 16,051,875 shares issued and outstanding as of April 30, 1995. Does not include shares of Common Stock issuable upon the exercise of outstanding warrants, options or other rights to acquire the Company's Common Stock, unless such warrants, options or other rights have been issued to such persons or entities listed in the above table and are currently exercisable. No percentage of beneficial ownership is indicated for persons or entities with less than one percent beneficial ownership.
(2) Represents shares issued to such individual in connection with the Company's acquisitions of the assets of Silverado Communications Corp.
_____________________
Footnotes Continued Next Page

                                      14


_____________________
(3) Represents shares issued to such Selling Shareholder in connection with the Company's acquisitions of the assets of such Selling Shareholder.
(4) Represents shares issued to such Selling Shareholder, an affiliate of Creditanstalt, in connection with the Company's senior revolving credit facility.
(5) Represents shares issued to such Selling Shareholder in connection with the Company's acquisition of the assets of Telecoin Communications, Ltd. pursuant to an Agreement and Plan of Merger by and among the Company, the Selling Shareholder and other parties, dated October 21, 1994. The number of shares to be issued to such Selling Shareholders is based upon the lesser of the average closing price for one share of Common Stock for the five days preceding October 21, 1994 or the day immediately preceding the date this Registration Statement becomes effective.
(6) Represents shares which may be issued to such Selling Shareholder, an affiliate of Creditanstalt, upon conversion by such Selling Shareholder of the aggregate outstanding principal indebtedness as of December 1, 1995 under the $2.5 million note owed by PTC Cellular, Inc. in favor of such Selling Shareholder in accordance with an Exchange Agreement between such Selling Shareholder and the Company.


                             PLAN OF DISTRIBUTION

  The shares of Common Stock, $.01 par value per share, of the Company covered by this Prospectus are outstanding shares that are being sold by the Selling Shareholders named herein. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.


  The Selling Shareholders may sell any shares of Common Stock offered hereby from time to time in one or more transactions (including block transactions in which a Selling Shareholder is the seller) in the over-the-counter market or otherwise. The Selling Shareholders may also sell shares of Common Stock in special offerings, exchange distributions or secondary distributions in accordance with the rules of the National Association of Securities Dealers, Inc., in negotiated transactions, including through the writing of options on shares of the Common Stock (whether such options are listed on an options exchange or otherwise), or otherwise. The Selling Shareholders may effect such transactions by selling shares of Common Stock to or through underwriters, dealers, brokers or agents. Such underwriters, dealers, brokers or agents may sell such shares of Common Stock to purchasers in one or more transactions (including block transactions) in the over the counter market or otherwise. Any sales may be made at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Without limiting the foregoing, brokers may act as dealers by purchasing any and all shares of Common Stock either as agents for others or as principals for their own accounts and reselling such shares pursuant to this Prospectus. Such brokers will receive compensation from the Selling Shareholders in the form of commissions or discounts and may receive compensation from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts. The Selling Shareholders and any underwriters, dealers, brokers or agents that participate in the sale of such shares of Common Stock may be deemed to be underwriters, and any profit on the sale of such shares of Common Stock by the Selling Shareholders and any discounts, commissions or concessions received by any such underwriter, dealer, broker or agent may be deemed to be underwriting discounts or commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

  In addition, Telecorp Funding, Inc. may distribute shares of Company Common Stock held by it to the shareholders thereof.

  There can be no assurances that the Selling Shareholders will sell any or all of the shares of Common Stock offered hereunder.

  Sales of shares of Common Stock at less than the market prices thereof may depress the market price of the Company's Common Stock. Moreover, it is possible that a significant number of shares of Common Stock could be sold at the same time, which may also depress the market price of the Company's Common Stock.


                                LEGAL MATTERS


  The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Zack, Sparber, Kosnitzky, Truxton, Spratt & Brooks, P.A., Miami, Florida.


                                    EXPERTS


  The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the Company and its subsidiaries for the fiscal year ended December 31, 1994, as amended by Form 10-K/A No. 1, Form 10-K/A No. 2 and Form 10-K/A No. 3 relating thereto, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus in connection with the offering made by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares of Common Stock offered hereby by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                          Page

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain Documents by Reference. . . . . . . . . . . . . . . 2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16



                                1,585,076 SHARES

                       PEOPLES TELEPHONE COMPANY, INC.

                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS
                                  ------------


                                 JULY __, 1995

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     SEC Registration Fee. . . . . . . . . . . . . . . . $2,527.92
     NASD Registration Fee . . . . . . . . . . . . . . . $1,233.10
     Cost of Printing and Engraving. . . . . . . . . . . $2,500.00
     Legal Fees and Expenses . . . . . . . . . . . . . .$20,000.00

     Accounting Fees and Expenses. . . . . . . . . . . . $5,500.00

     Blue Sky Fees and Expenses. . . . . . . . . . . . .$15,000.00
     Transfer Agent Fees and Expenses. . . . . . . . . . $2,000.00
     Miscellaneous . . . . . . . . . . . . . . . . . . . $1,238.98
                                                        ----------

              TOTAL. . . . . . . . . . . . . . . . . . .$50,000.00

                                                        ==========

___________________________
     * Estimated, except for SEC Registration Fee and NASD Fee.

     All of the above issuance and distribution expenses are to be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


  Paragraph Tenth of the Company's Certificate of Incorporation provides that the Company will indemnify and reimburse the officers and directors of the Company to the fullest extent provided by law. Paragraph Tenth of the Company's Certificate of Incorporation also provides that the provisions regarding indemnification and advancement of expenses as provided by law shall not be exclusive of any other right which any officer or director of the Company may have or acquire thereafter under any provision of the Company's Certificate of Incorporation or By-laws or by any agreement, vote of shareholders or disinterested directors of the Company or otherwise, provided, that no indemnification may be made to or on behalf of any officer or director if a judgment or other final adjudication adverse to such officer or director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

  A director shall not be liable to the Company or its shareholders for damages for any breach of duty in such director's capacity as a director unless (I) a judgment or other final adjudication adverse to the director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719 of the Business Corporation Law of New York or (ii) the liability of any director for any act or omission occurred prior to the adoption of this indemnification provision by the Company.

  In addition, the Company carries insurance permitted by the laws of New York on behalf of directors and officers which may cover, among other things, liabilities under the Securities Act.


ITEM 16.  EXHIBITS.


 circle4.1   Amended and Restated Certificate of Incorporation of the Company,
             adopted on November 30, 1987, and filed with the Commission as an exhibit to the Company's Registration Statement on Form 10 on January 20, 1988, Registration No. 0-16479 (the "Form 10
             Registration Statement"), is hereby incorporated herein by reference.

 circle4.2   Amendments to Certificate of Incorporation, adopted on March 8,
             1990, and March 15, 1990, respectively, and filed with the Commission as an exhibit to the Company's Annual Report on Form
             10-K for the year ended December 31, 1989 (File No. 0-16470), are hereby incorporated herein by reference.

 circle4.3   Amendment to Certificate of Incorporation, adopted on June 29,
             1990, and filed with the Commission as an Exhibit to the Company's
             Form 10-K for the year ended December 31, 1990 (File No. 0-16470), is hereby incorporated herein by reference.

       4.4 Amendment to Certificate of Incorporation, adopted on July 19, 1995, and filed with the Commission as Exhibit 3 to the Company's Form 8-K dated July 19, 1995 (File No. 0-16479) is hereby incorporated herein by reference.

       4.5 Restated Bylaws of the Company, adopted on November 30, 1987, and filed as an exhibit to the Form 10 Registration Statement, is hereby incorporated herein by reference.

       5     Opinion of Zack, Sparber, Kosnitzky, Truxton, Spratt & Brooks, P.A.

      10 AT&T Commission Agreement dated April 20, 1995 by and between AT&T Communications, Inc. and the Company.

      23.1   Consent of Price Waterhouse LLP.

      23.2 Consent of Zack, Sparber, Kosnitzky, Truxton, Spratt & Brooks, P.A. (included in its opinion filed as Exhibit 5).

circle24 Powers of Attorney (included on page II-5 of this Registration Statement).

_____________________________
circle       Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a)     The undersigned Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.


        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d)  The undersigned Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on July 26, 1995.


                         PEOPLES TELEPHONE COMPANY, INC.



                         By:        /s/ Jeffrey Hanft

                              ------------------------------------
                              Jeffrey Hanft, Chairman of the Board
                              and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Company in the capacities and on the date indicated:

DATE                     SIGNATURE                     TITLE
- ----                     ---------                     -----

July 26, 1995     /s/ Jeffrey Hanft                    Chairman of the Board,
                 ------------------------              Chief Executive Officer
                      Jeffrey Hanft                    and Director


July 26, 1995     /s/ Robert D. Rubin                  President and Director
                 ------------------------
                      Robert D. Rubin


July 26, 1995     /s/ Richard F. Militello             Chief Operating Officer
                 ------------------------
                      Richard F. Militello


July 26, 1995     /s/ Bonnie S. Biumi                  Chief Financial Officer
                 ------------------------
                      Bonnie S. Biumi


July 26, 1995     /s/ Denise Gordon                    Controller
                 ------------------------
                      Denise Gordon

July 26, 1995                                          Director
                 ------------------------
                      Richard Whitman


July 26, 1995                                          Director
                 ------------------------
                      Charles J. Delaney


   Robert E. Lund, Jody Frank                          Directors*

*By:    /s/ Jeffrey Hanft
      ----------------------------------
        Jeffrey Hanft (attorney-in-fact)

                                EXHIBIT INDEX


  EXHIBIT
     NO.                             DESCRIPTION

 circle4.1   Amended and Restated Certificate of Incorporation of the Company,
             adopted on November 30, 1987, and filed with the Commission as an exhibit to the Company's Registration Statement on Form 10 on January 20, 1988, Registration No. 0-16479 (the "Form 10
             Registration Statement"), is hereby incorporated herein by reference.

 circle4.2   Amendments to Certificate of Incorporation, adopted on March 8,
             1990, and March 15, 1990, respectively, and filed with the Commission as an exhibit to the Company's Annual Report on Form
             10-K for the year ended December 31, 1989 (File No. 0-16479), are hereby incorporated herein by reference.

 circle4.3   Amendment to Certificate of Incorporation, adopted on June 29,
             1990, and filed with the Commission as an Exhibit to the Company's
             Form 10-K for the year ended December 31, 1990 (File No. 0-16479), is hereby incorporated herein by reference.

       4.4 Amendment to Certificate of Incorporation, adopted on July 19, 1995 and filed with the Commission as Exhibit 3 to the Company's Form 8-K, dated July 19, 1995 (File No. 0-16479), is hereby incorporated herein by reference.

       4.5 Restated Bylaws of the Company, adopted on November 30, 1987, and filed as an exhibit to the Form 10 Registration Statement, is hereby incorporated herein by reference.

       5     Opinion of Zack, Sparber, Kosnitzky, Truxton, Spratt & Brooks, P.A.

      10 AT&T Commission Agreement dated April 20, 1995 by and between AT&T Communications, Inc. and the Company.

      23.1   Consent of Price Waterhouse LLP.

      23.2 Consent of Zack, Sparber Kosnitzky, Truxton, Spratt & Brooks, P.A. (included in its opinion filed as Exhibit 5).

circle24 Powers of Attorney (included on page II-5 of this Registration Statement).

 _____________________________
circle       Previously filed.